Filed by: Federated Income Securities Trust

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company: Federated stock and California Muni Fund
Commission File No. 811-4017

February 10, 2009

Dear Federated Stock and California Muni Fund Shareholder:

Thank you for investing with Federated funds.

Your fund’s adviser is recommending merging Federated Stock and California Muni Fund (FSACM) with a much larger fund, Federated Muni and Stock Advantage Fund (FMSAF). As the enclosed proxy explains, the larger fund shares the same managers and the same investment goals: tax-advantaged income and capital appreciation.

FSACM has been unable to reach an economically viable size since its December 2006 inception. As a result, the adviser believes you would benefit from this merger for several reasons. The larger asset level will:

•	allow greater economies of scale;
•	allow greater geographical diversification; and
•	reduce its exposure to the credit risks of larger holdings.

As noted in the proxy, the two funds’ strategies differ in that the interest on the municipal bond component of your fund, FSACM, is generally exempt from both federal and California income taxes, whereas the interest on the municipal bond component of FMSAF is generally exempt from federal income tax only. Your fund’s advisers believe the advantages of the merger cited above outweigh the potential disadvantage of this difference.

I encourage you to review the enclosed proxy and vote for the proposed fund merger. Your vote is very important to us, no matter how many shares you own.  You can vote by telephone or via the internet.  Please refer to your ballot for the appropriate telephone number or internet address.

Thank you again for investing in Federated funds.

Sincerely,

Enclosures
Not FDIC Insured • May Lose Value • No Bank Guarantee

Federated Securities Corp., Distributor
Federated is a registered mark of Federated Investors, Inc.    2008 © Federated Investors, Inc.

021009 (1/09)

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.